KRIPTECH INTERNATIONAL CORP.

21/37 moo 4, Bangrak, Bophut, Koh Samui,

Surat Thani Province, Thailand 84320

Tel.  (424) 265-6700

Email: kriptechint@gmail.com

March 16, 2017

Ms. Kate Beukenkamp

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Kriptech International Corp.

       Registration Statement on Form S-1

       Filed November 28, 2016

       File No. 333-214815

Dear Ms. Beukenkamp,

Kriptech International Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated November 30, 2016 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on November 28, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Pursuant to the Commission’s request we have filed amendment number 1 to the registration statement on Form S-1 with valid audit report from PCAOB registered auditor.

Please direct any further comments or questions you may have to the company at kriptechint@gmail.com

Thank you.

Sincerely,

/S/ Anatolii Antontcev

Anatolii Antontcev, President